UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                           SPRECKELS INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   849416-20-1
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                                   20th Floor
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                               Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
 (Name,  Address  and  Telephone  Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 11, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   2    OF     16    PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                                  Bedford  Falls Investors, L.P.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                     (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC, OO
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         590,836
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    590,836
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       590,836
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.4%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   3    OF      16   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, L.P.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                     (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       590,836
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    590,836
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       590,836*
         *as General Partner of Bedford Falls Investors, L.P.
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.4%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       PN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   4    OF      16   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, Inc.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                     (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         67,897
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       590,836
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    67,897
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    590,836
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       658,733
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        10.45%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   5    OF      16   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person    Jeffrey E. Schwarz

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                     (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       658,733
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    658,733
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       658,733
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        10.45%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   6    OF      16   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Karen Finerman

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                     (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       None
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       658,733
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    658,733
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       658,733
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        10.45%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  849416-20-1                            PAGE   7    OF      16   PAGES

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                          Robert F. Lietzow, Jr.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                     (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                         [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         8,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    8,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       8,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        0.13%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  849416-20-1                                   PAGE  8   OF  16  PAGES

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON NOVEMBER 30, 1995 AND AMENDED AS OF MAY 15, 1996, FILED JOINTLY ON BEHALF OF BEDFORD FALLS INVESTORS, L.P. AND CERTAIN OTHER REPORTING PERSONS. THE TEXT OF ITEMS 4, 5 AND 6 OF SAID SCHEDULE 13D IS AMENDED AS INDICATED HEREIN. ALL CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN SAID SCHEDULE 13D DATED NOVEMBER 30, 1995.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The information set forth below supplements the information previously set forth in Item 4.

         The Reporting Persons in mid-June 1996 proposed to the Issuer a meeting of Issuer management and substantial shareholders for the purpose of discussing the Company's business strategy and prospects, including possible sale or merger of the Company or other extraordinary corporate transaction. After discussing with the Reporting Persons the possibility of such a meeting, Issuer's management rejected the Reporting Persons' proposal and stated that Company management would determine the appropriate forum and timing for any possible shareholder meetings.

         By letter dated July 11, 1996, Bedford Falls Investors, L.P. gave notice to the Issuer of its intention to nominate six candidates for election at the Issuer's next stockholder meeting. Such nominations were made for the purpose of electing a majority of the Company's Board of Directors and with the further purpose of causing the Company to take steps to more fully explore and consider all strategic alternatives for maximizing shareholder value, including extraordinary corporate transactions such as a sale or merger. Bedford Falls Investors, L.P. therein nominated Jeffrey E. Schwarz, Robert F. Lietzow, Jr., Lawrence E. Golub, Joseph F. Mazzella, Michael P. Fleischer and Jonathan G. Guss (the "Nominees"). Messrs. Schwarz and Lietzow are officers of Metropolitan Capital Advisors, Inc., a Reporting Person which is the corporate general partner of Metropolitan Capital Advisors, L.P., a Reporting Person which is the general partner of Bedford Falls Investors, L.P. Additional or different nominations for candidates may, in the future, be made by the Reporting Persons.

         Also, by letter dated June 3, 1996, Bedford Falls Investors, L.P. submitted to the Issuer a proposal and supporting statement to be considered by shareholders at the next Stockholders Meeting. The text of the proposal is as follows:

         "That the shareholders of Yale International, Inc. ("Yale" or the "Company") hereby request that the Board of Directors initiate and complete the steps necessary to achieve a sale of the Company on terms that will maximize and realize shareholder value as promptly as possible".


         Adoption of the Reporting Persons shareholder proposal, or election of the Nominees, may result in material changes in the Issuer's business or corporate structure, including sale of the Company, sale of its assets, a merger or reorganization or other extraordinary corporate transaction or a de-listing of the Issuer's securities.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is unchanged from that previously set forth in Item 5, except as follows:

         (i)      Intentionally omitted.

         (ii)     Intentionally omitted.

         (iii) Metropolitan Capital Advisors, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account; however, Metropolitan Capital Advisors, Inc. does have voting and/or dispositive power with respect to all shares of Common Stock of the Issuer in a Managed Account

CUSIP NO.  849416-20-1                                   PAGE  9  OF  16  PAGES

                  pursuant to the terms of a certain investment advisory agreement between it and the Managed Account. Thus, by virtue of its discretionary trading authority over assets held in a Managed Account, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of 67,897 shares of Common Stock of the Issuer held by the Managed Account, including 6,000 shares purchased on July 11, 1996 at a price of $15.50 per share, 31,097 of which may be acquired upon exercise of currently exercisable Warrants and 36,800 of which have been acquired directly in open market transactions.

                  In addition to the above, by reason of its position as General Partner of Metropolitan Capital Advisors, L.P., Metropolitan Capital Advisors, Inc. may be deemed to have shared voting and dispositive power over the 294,600 shares of Common Stock of the Issuer and the 296,236 Warrants owned by Bedford Falls Investors, L.P. Accordingly, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of an aggregate 658,733 shares representing 10.45% of the Common Stock of the Issuer.

         (iv) Jeffrey Schwarz may be deemed the beneficial owner of 658,733 shares (10.45%) of the Common Stock of the Issuer, of which 296,236 are represented by currently exercisable warrants, as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital Advisors, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Karen Finerman may be deemed the beneficial owner of 658,733 shares (10.45%) of the Common Stock of the Issuer,of which 296,236 are represented by currently exersisable warrants as a result of her being a director and executive officer of Metropolitan Capital Advisors, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (vi)     Intentionally  omitted.

         In addition to the shares of Common Stock described above, each of the Reporting Persons may be deemed to be the beneficial owner of shares of Class A Common Stock beneficially owned by other Nominees, for the reasons described in
Item 6 hereto, in the following accounts: Lawrence E. Golub (Warrants for 46,667 shares acquired on November 30, 1995); Michael P. Fleisher (5,750 shares acquired on July 11, 1996); Joseph F. Mazzella (1,500 shares acquired on July 11, 1996); and Jonathan G. Guss (5,750 shares acquired on July 11, 1996). The Reporting Persons disclaim beneficial ownership of such shares.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the outstanding shares of Class A Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     (b) Bedford Falls Investors, L.P. (the "Partnership") has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Bedford Falls Investors, L.P. by its General Partner, Metropolitan Capital Advisors, L.P., which acts through its corporate general partner, Metropolitan Capital Advisors, Inc. Jeffrey Schwarz and Karen Finerman are the sole directors, officers and, with respect to Mr.
Schwarz, controlling stockholder of Metropolitan Capital Advisors, Inc. Accordingly, Jeffrey Schwarz and Karen Finerman may be deemed to each have shared voting and dispositive power over 590,836 shares of the Common Stock of the Issuer beneficially owned by the Partnership.

     By virtue of their positions with Metropolitan Capital Advisors, Inc., Jeffrey Schwarz and Karen Finerman each may be deemed to have voting and dispositive power over the 67,897 shares of the Common Stock beneficially owned by a Managed Account. Pursuant to a written agreement governing the Managed Account, such power is sole with respect to all of such shares.

CUSIP NO.  849416-20-1                                  PAGE  10  OF  16  PAGES

     Robert F. Lietzow has sole voting and dispositive power over the 8,000 shares of common stock beneficially owned by him.

     (c) Except as stated above, no transactions in the class of Securities reported on herein have been effected by any of the Reporting Persons in the past sixty (60) days.

     (d) Not Applicable.

     (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The Nominees described in Item 4 above, by virtue of their consent given to Bedford Falls Investors, L.P. to be named as candidates for election to the Issuer's Board of Directors, and to act together to influence control over the Issuer, may be considered to have formed a "group" with the Reporting Persons for purposes of Section 13(d) under the Securities and Exchange Act of 1934, and the rules thereunder. The existence of a group for any purpose, other than the purposes set forth above, is disclaimed by the Reporting Persons. In addition, though no written agreement exists, it is the understanding among the Nominees and the Reporting Persons that each will vote shares beneficially owned by them in support of each and all of the Nominees.

     Bedford Falls Investors, L.P. has agreed to indemnify each of the Nominees against all expenses, costs and other liabilities which may arise as a result of their serving as candidates for election as Directors of the Issuer. No other arrangements regarding guarantees of profits, options or similar understandings have been entered into or exist.

CUSIP NO.  849416-20-1                                   PAGE  11 OF  16  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                    BEDFORD FALLS INVESTORS, L.P.
                                    By: Metropolitan Capital Advisors, L.P.
                                        Its Sole General Partner

                                        By:  Metropolitan Capital Advisors, Inc.
                                             Its Sole General Partner



                                           By: /s/ Karen Finerman
                                              -----------------------------
                                           Karen Finerman, President


Dated as of: July 12, 1996

CUSIP NO.  849416-20-1                                   PAGE  12  OF  16  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                         METROPOLITAN CAPITAL ADVISORS, L.P.
                                         By: Metropolitan Capital Advisors, Inc.



                                             By: /s/ Karen Finerman
                                                -------------------------
                                                Karen Finerman, President


Dated as of:  July 12, 1996

CUSIP NO.  849416-20-1                                   PAGE  13  OF  16  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                             METROPOLITAN CAPITAL ADVISORS, INC.



                                             By: /s/ Karen Finerman
                                                ------------------------------
                                                 Karen Finerman, President


Dated as of:  July 12, 1996

CUSIP NO.  849416-20-1                                   PAGE  14  OF  16  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Jeffrey Schwarz
                                            --------------------------
                                            Jeffrey Schwarz


Dated as of:  July 12, 1996

CUSIP NO.  849416-20-1                                   PAGE  15  OF  16  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                            /s/ Karen Finerman
                                            ---------------------------
                                            Karen Finerman

Dated as of:  July 12, 1996

CUSIP NO.  849416-20-1                                   PAGE  16  OF  16  PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                             /s/ Robert F. Lietzow, Jr.
                                             ---------------------------------
                                             Robert F. Lietzow, Jr.

Dated as of:  July 12, 1996